Exhibit 99.3

NICE Launches Global Compliance Assurance Webinar Series
To Show How NICE COMPASS Helps FSOs Address Pain Points Around
MiFID II, Dodd-Frank and Code of Conduct Regulations

The series of educational sessions, geared toward Compliance and IT executives, will address how financial services organizations can automate compliance assurance processes and reduce risk

Hoboken, N.J. – December 5, 2017 – Financial services organizations (FSOs) worldwide are drowning under the weight of mounting regulations, including MiFID II, Dodd-Frank and Code of Conduct, which expand the scope of employees, asset classes, communication channels, and devices that need to be recorded and monitored, while also demanding evidence of compliance, and imposing escalating fines for compliance breaches. For FSOs that still adhere to manual compliance assurance processes, the expanding requirements are especially burdensome. Against this regulatory backdrop, NICE (Nasdaq:NICE), a leading provider of financial communication compliance and trade reconstruction solutions, announces a new webinar series to educate FSO Compliance and Information Technology executives and managers on how to reduce risk and save time by automating processes around voice compliance, reporting, and responding to regulatory requests.

NICE will kick off its Navigating & Automating Compliance Assurance Webinar Series on December 19 with a webcast titled, “The Impact of New Global Regulations on Communications Compliance” featuring Dan Simpson, Head of Research with think-tank JWG, a NICE partner and trusted regulatory compliance industry expert. Simpson has researched the impact of MiFID II /MiFIR and other EU trading regulations on the global marketplace.

“New and evolving regulations, such as MiFID II, Dodd-Frank and Code of Conduct, are intensifying communications compliance requirements for FSOs, which has a trickle-down effect on Compliance Managers and IT professionals,” said Christopher Wooten, Executive Vice President, NICE. “For example, it’s no longer sufficient to simply record regulated users; firms now also need to provide evidence of compliance. Adding to this demand are faster mandated turnaround times for FSOs to respond to regulators. The Navigating & Automating Compliance Assurance Webinar Series will educate attendees on these new requirements and demonstrate how NICE COMPASS can help FSOs automate communication compliance assurance processes.”

The Navigating & Automating Compliance Assurance Webinar Series will be conducted as follows:

•
The Impact of New Global Regulations on Communications Compliance (December 19, 10 am EST / 15:00 GMT). Join JWG and NICE for an in-depth update on  the latest regulations, including Dodd-Frank, Code of Conduct, and now MiFID II, and their impact on communications compliance, and what it means for your firm. Learn how NICE COMPASS can help your firm comply with all communications-related aspects of these regulations.

•
Achieving Recording System Assurance with Automated Recording Checks (January 11, 10 am EST / 15:00 GMT). Today’s regulations demand complete transparency and accept no excuse for ’lost calls,’ even due to a technical glitch or failure. That’s why FSOs employ small armies of employees to ‘walk the floor’ and perform test calls and manual recording checks. But with new regulations (like MiFID II) requiring recording of more regulated users, across more asset classes, and mandating proof of compliance, a better approach is needed. See how NICE COMPASS addresses this problem through automated health checks that test every aspect of your communication and recording processes (and associated systems) for flawless performance.

•
Compliance Assurance Evidencing with Automated Reporting and Alerting (January 25, 10 am EST / 15:00 GMT). Global regulations such as MiFID II are also imposing new stricter reporting requirements on FSOs which now need to provide evidence to regulators that communications for all regulated users are being reliably recorded and retained. Learn how NICE COMPASS’ automated compliance assurance reporting saves time, ensures compliance, and reduces the risk of fines, by providing a thorough, end-to-end reconciliation of the entire recording process across all regulated users.

•
Automating Call Extractions for Regulatory Investigations (February 8, 10am EST / 15:00 GMT). When regulators request recordings, time is not on your side. Regulations, such as, Dodd-Frank, Code of Conduct and MiFID II all demand a rapid turnaround time, in some cases 72 hours. Compounding this, regulators may demand tens or hundreds of thousands of calls, spanning months or years. New regulations such as MiFID II will only expand the scope and frequency of such requests. See how NICE COMPASS’ advanced extraction capabilities can help your firm quickly identify, locate and retrieve complete trade conversations for regulatory investigations (millions of calls per day), in one simple step.

Additional NICE FSO regulatory compliance, legal and technology industry experts joining the Webinar Series include:
David T. Ackerman, Esq., Subject Matter Expert, NICE Communications Compliance Line of Business, and Arno Sybrandy, Product Marketing Director for NICE Financial Communication Compliance, who has more than two decades’ experience in the financial software industry.

NICE COMPASS, together with NICE Trading Recording (NTR), provides a comprehensive solution for recording all communications (front office and back office, fixed and mobile), and for assuring complete compliance with financial regulations. Many of the world's leading banks rely on the NTR solution for reliable communications recording for turrets, desk phones, mobile phones, and Unified Communications platforms. NICE COMPASS and NTR are part of NICE's comprehensive suite of holistic surveillance solutions for the financial services industry.

To register for the Navigating & Automating Compliance Webinar Series, please visit: www.HolisticSurveillance.com/Webinars.

For more information on these webinars and NICE COMPASS, email fmc@nice.com or follow NICE Financial Communications Compliance on Twitter or LinkedIn.

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Cindy Morgan-Olson, +1-551-256-5202, cindy.morgan-olson@niuceactimize.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company's customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.